FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang Investor Relations Department Country/City Code 8862 Tel: 2656-8080 amanda.chang@gigamedia.com.tw

RESULT OF EXTRAORDINARY GENERAL MEETING HELD ON 16 DECEMBER 2015

TAIPEI, Taiwan, December 16, 2015 – GigaMedia Limited (NASDAQ: GIGM), an online games and computing services provider, wishes to announce that at the Extraordinary General Meeting (“EGM”) of the Company held on 16 December 2015, the sole resolution relating to the matter set out in the Notice of EGM dated 24 November 2015 was duly passed.

The following is the poll result in respect of the ordinary resolution passed at the EGM of the Company:

Resolution – To approve to effect a reverse share split of the Company’s Ordinary Shares by a ratio of five to one

Total Outstanding Shares: 55,261,661
Total Shares Voted: 42,960,487

FOR		AGAINST		ABSTAIN

No. of votes	% of total votes exercised at EGM	No. of votes	% of total votes exercised at EGM	No. of votes	% of total votes exercised at EGM

38,495,541	89.61	4,365,621	10.16	99,325	0.23

The Company will execute reverse splits of the issued and outstanding shares including but not limited to common shares, shares granted by employee plans, options, restricted stock awards, and units, warrants and convertible or exchange securities, effective at the open of the market on December 16, 2015. Based upon the Reverse Share Split Scheme, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

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The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2015.